

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2021

Eric Chen
Chief Executive Officer and Chief Financial Officer
AIB Acquisition Corporation
875 3rd Avenue, Suite M204A
New York, New York, 10022

> **Re: AIB Acquisition Corporation**
> **Registration Statement on Form S-1**
> **Filed October 29, 2021**
> **File No. 333-260594**

Dear Mr. Chen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Filed October 29, 2021

Capitalization, page 64

1. We have reviewed your response to comment 11. Expand footnote (3) to the capitalization table to disclose that the redemption amount may increase if you extend the period of time to consummate a business combination. Provide details of the extension periods and quantify the redemption amount assuming the extensions are exercised.

2. We have reviewed the revisions made in response to comment 12. It appears that the as adjusted amount for your Class A ordinary shares was inadvertently placed on the preferred stock line item. Revise as necessary or tell us why your presentation is appropriate.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Gus Rodriguez,

Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or, Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jessica Yuan, Esq.